SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada or Japan.

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 5 paragraph 2, Section 6 paragraph 1 and Section 7 paragraph 1 sub a) and Section 7 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

It is intended that any offer, if made, will not be made, directly or indirectly, in or into the United States, or by use of the U.S. mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone, email or other form of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States. Any such offer would not be capable of acceptance by any such use, means or instrumentality or from within the United States. No U.S. person, and no person acting for the account or benefit of a U.S. person, would be permitted to accept such offer.

This communication is not an extension of the offer in the United States.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“América Móvil announces partial tender offer for shares of KPN”

Mexico City, Mexico, May 7, 2012 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today its intention to make (directly or through a wholly owned subsidiary) a partial tender offer in cash for a number of ordinary shares that, together with all ordinary shares currently held or otherwise purchased by América Móvil or its affiliates outside the partial tender offer, will represent no more than approximately 28% of the issued and outstanding ordinary shares of Koninklijke KPN N.V. (“KPN”), at a price of EUR 8.00 per share (the "Intended Offer").

The Intended Offer

The Intended Offer price implies a premium of approximately 23.5% over the closing price of the KPN ordinary shares on May 7, 2012, the last trading date before this press release. América Móvil’s Intended Offer will not be conditional on achieving any minimum threshold of ordinary shares tendered.

As of close of business of May 7, 2012, América Móvil held 68,283,000 ordinary shares in the capital of KPN, representing approximately 4.8% of all issued ordinary shares in the capital of KPN at the date hereof. The Intended Offer is for such number of ordinary shares in KPN that, together with all ordinary shares currently held or otherwise purchased by América Móvil or its affiliates outside the tender offer, will represent no more than approximately 28% of the issued and outstanding ordinary shares in KPN at the time of the settlement of the Intended Offer.

América Móvil has been evaluating expanding its operations to other regions outside the Americas. For América Móvil geographic diversification has been key, as it has provided greater stability to its cash flow and profitability and has contributed to its strong credit ratings. América Móvil’s investment in KPN represents its first significant investment in Europe. With the partial tender offer América Móvil's aim is to acquire an important minority stake in KPN, which has an attractive position in important European markets. América Móvil supports the strategic plans of KPN's management, as they have been communicated publicly to date and expects to develop a constructive long-term relationship with the company’s management, supervisory board and shareholders. América Móvil believes that both companies will benefit from their mutual experiences in the sector in both technological and commercial areas, and it hopes to explore with KPN areas for potential co-operation, including but not limited to, roaming, procurement, distribution of content and marketing arrangements.

América Móvil has informed the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, “AFM”) of the Intended Offer and intends to work constructively with KPN management.

Financing of the Intended Offer

América Móvil will finance the Intended Offer with available cash on hand.

Indicative Timetable

América Móvil intends to submit an offer memorandum to the AFM for approval and to finalize all required documentation with regard to the Intended Offer promptly after this announcement. Once the offer memorandum is approved by the AFM, the offer will be made and the offer memorandum will be published. It is currently expected that this will take place no later than in early June 2012.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of March 31, 2012, it had 246 million wireless subscribers and 59.7 million fixed revenue generating units in the Americas.

Disclaimer

This public announcement does not constitute or form part of an offer to sell or to buy or subscribe for any securities by anyone in any jurisdiction. No action has been taken or will be taken anywhere outside the Netherlands to make a public offer possible in any jurisdiction where such action would be required.

In certain jurisdictions this release may be restricted by law. Persons into whose possession this release comes are required to inform themselves about and to observe any such restrictions. Violation of such restrictions can constitute a violation of applicable securities laws of the relevant jurisdiction. To the extent possible under applicable law, neither América Móvil, nor their advisers take any responsibility or accept any liability for any violation by anyone of such restrictions. Each shareholder of KPN which questions its position shall immediately consult an appropriate professional adviser. This public announcement is also published in Dutch; the English version will prevail over the Dutch version.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact